Exhibit 99.1

ARC Resources Ltd. announces a $760 million capital budget for 2012, which includes a 12 per cent production growth target

CALGARY, Nov. 2, 2011 /CNW/ - (TSX: ARX) ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved a budget for 2012 that includes a $760 million capital expenditure program and plans for substantial growth in production.

John Dielwart, ARC's Chief Executive Officer, said, "With a clear focus on value creation, we will continue to invest the majority of our capital expenditures in our oil and liquids-rich natural gas opportunities.  With outstanding opportunities in our portfolio and a $760 million capital budget in 2012, we expect to achieve approximately a 12 per cent year-over-year increase in our total production volumes to 92,500 boe per day, highlighted by an estimated 15 per cent increase in our liquids production."

2012 Capital Budget Strategic Objectives

The strategic objectives of ARC's 2012 capital budget, which are aligned with ARC's long-term objective of risk-managed value creation are:

•	Maximize value by focusing on oil and liquids opportunities to capitalize on the strength of crude oil prices

•	Grow production in 2012 through exploitation of existing resource plays and continue to develop ARC's significant Montney land base

•
Expand knowledge and technical expertise in early stage developments and identify infrastructure needs to set the stage for long-term development and growth in key areas including a planned Sunrise gas plant in 2013

•	Execute a disciplined exploration program to identify future development and growth opportunities

•	Preserve ARC's strong balance sheet to maintain financial flexibility to fund capital programs

2012 Capital Budget Highlights

•
The capital budget has been set at $760 million with a focus on oil and liquids-rich gas opportunities at Ante Creek and Pembina in Alberta, Parkland in British Columbia, Goodlands in Manitoba and various properties in southeast Saskatchewan:

•
Drilling of 195 gross (182 net) operated wells and 44 gross (six net) non-operated wells to be drilled by partners; horizontal drilling will account for 94 per cent of the operated wells to be drilled in 2012

•	Total oil and liquids spending of $660 million, representing 87 per cent of the capital budget

•	Limited natural gas drilling budget of $15 million to drill three gross operated (three net) dry gas wells in 2012, two of the gas wells to be drilled are to retain lands

•	Natural gas infrastructure spending of $48 million for construction of Ante Creek and Sunrise gas plants to alleviate capacity constraints and set the stage for long-term growth

•	Production target for 2012 of 90,000 to 95,000 boe per day comprising approximately 40 per cent crude oil and liquids and 60 per cent natural gas

•	Despite limited natural gas drilling in 2012, including only one well planned at Dawson in 2012, ARC expects year-over-year natural gas production to increase 10 per cent in 2012

•	Emphasis on oil opportunities is expected to generate a 15 per cent increase in 2012 average oil and liquids production relative to 2011 levels

•	Exploration expenditures account for seven per cent of the budget and will be directed towards identification of future growth areas targeting large resource opportunities

•	Operating costs in 2012 are expected to be $9.55 to $9.95 per boe, effectively flat relative to 2011 estimated costs

•	Given the current outlook for crude oil and natural gas prices and current hedge position, ARC expects to maintain its monthly dividend payment at $0.10 per share

•
ARC expects to finance the majority of the 2012 capital budget with funds from operations and proceeds from the Dividend Reinvestment Program ("DRIP"), the remainder will be financed with a modest amount of debt and proceeds from potential minor property divestments.

2012 Capital Program

ARC's 2012 capital program has been set at $760 million, the highest in ARC's history, up four per cent from the $730 million capital program in 2011. The primary focus of the 2012 budget is to maximize value by directing more capital to oil and liquids-rich gas projects to capitalize on the strength of crude oil prices.  Approximately $400 million will be spent in 2012 to maintain current production levels while the remainder will be directed towards growth projects.  ARC's strong hedge position and available credit capacity will provide ARC with the ability to internally finance the growth component of this budget.

Based on 2012 budget projections, ARC will drill approximately 195 gross wells (182 net) on its operated properties, with 179 wells targeting oil, 13 wells targeting liquids-rich natural gas and three wells targeting dry natural gas. On ARC's non-operated properties we anticipate our partners will drill 44 gross wells (6 net) with ARC's share of expenditures to be approximately $51 million.

2012 Capital Budget by Core Area ($ millions except wells drilled)	2012 Capital ($ millions)(1)	Operated wells drilled (gross)	Gas/Oil wells drilled	Comment
Northeast BC/Northwest Alberta	186	13	Liquids/Gas	Sunrise, Parkland
Northern Alberta	265	55	Oil/Liquids/Gas	Ante Creek
Pembina	100	43	Oil
Southern Alberta/Southwest Saskatchewan	18	7	Oil	Smiley, Gull Lake
Southeast Saskatchewan/Manitoba	143	67	Oil	Goodlands
Redwater	25	10	Oil
Corporate	23	-	-
Total Capital Budget	$760	195
(1)      Includes Operated and Non-operated.

Ante Creek

Ante Creek is a significant growth area with 259 gross sections of land (257 net sections).  ARC has allocated $156 million to drill 40 gross operated horizontal oil wells at Ante Creek in 2012.  A portion of 2012 capital will be allocated to complete construction of the 30 mmcf per day gas plant, expected to be on-stream early in 2012, which will contribute to increased oil and liquids production.  Drilling will continue through 2012 to fill the new Ante Creek gas plant.

Parkland/Tower

At Tower, ARC has budgeted $43 million for the drilling of seven horizontal wells in the liquids-rich region located northwest of the main Parkland pool. ARC will drill and complete three wells in the Tower region in 2011.  Test results from the first two wells were encouraging, and work is being done to tie-in the wells to determine the productive potential of this area.   In 2012, ARC will focus on further testing of the productive capacity in the liquids-rich Tower area.  ARC is currently working towards bringing the three wells on production by year-end 2011.

Southeast Saskatchewan and Manitoba

ARC plans to spend $95 million to drill 67 gross operated oil wells (66 will be horizontals) in southeast Saskatchewan and Manitoba including Goodlands, Lougheed, Skinner Lake, Oungre, Weir Hill, Parkman and Elmore.  The 2012 program represents a 46 per cent increase from the 46 well gross operated drilling program in 2011.  Full year average oil production is  expected to grow by approximately 19 per cent to 12,300 boe per day in 2012.

A considerable level of the activity in this area will occur at Goodlands where ARC will drill 25 horizontal oil wells.  Oil production at Goodlands is expected to average 2,700 boe per day in 2012, an increase of 93 per cent relative to 2011 levels. The high quality light oil production at Goodlands currently yields the highest netbacks in ARC's portfolio.

Pembina

ARC plans to spend approximately $100 million to drill 41 horizontal and two vertical oil wells at Pembina in 2012 with 40 of the wells targeting Cardium oil.  ARC expects to maintain production at current levels of approximately 10,000 boe per day through 2012.  Also during 2012, extensive work is planned on waterflood management in order to optimize reservoir recoveries at Pembina.

ARC is pleased with results to date, with third month production averaging 180 boe per day for our recent wells. Due to the areal extent of the field and the geologic complexity of the reservoir, each location needs to be evaluated individually.  ARC will continue to evaluate this field in order to gain a better understanding of where the horizontal completion technology can be most effectively applied.

Attachie

At Attachie in northeast British Columbia, ARC plans to drill two horizontal gas wells in 2012.  ARC's goal is to establish and tie-in pilot production in this area to assess the long-term deliverability.  ARC's first well tested 10 mmcf per day with 30 barrels of liquids per mmcf over five days.  Two more horizontal wells have been drilled in 2011 and will be completed by year-end.

Sunrise/Groundbirch (Montney West)

ARC has drilled and tested gas in three different layers within the Montney formation at the Sunrise property, located directly west of Dawson.  Sunrise currently produces 22 mmcf per day of natural gas consisting of 15 mmcf per day of operated production flowing through a third party processing facility and seven mmcf per day of non-operated production.  During 2011, horizontal wells into all three of the zones were drilled, completed and brought on production. The opportunity to flow gas from all three zones through a third party facility has enabled ARC to experiment and optimize its well fracturing design before implementing a full scale development drilling program in anticipation of filling the planned 60 mmcf per day Sunrise gas plant.

ARC will drill one horizontal gas well at Sunrise in 2012 into the Upper Montney.  ARC expects to maintain current production levels at approximately 22 mmcf per day in 2012. The 2012 budget also includes funding for the start of construction on the 60 mmcf per day Sunrise gas plant, currently slated to be on-stream in the fourth quarter of 2013.

With three wells drilled in 2011 and one horizontal well planned for 2012, ARC will continue to assess production information from all three layers within the Montney formation, the two zones of the Upper Montney and the Lower Montney. This will provide valuable information as we plan for future development of this large gas resource.

Dawson

ARC's Dawson property continues to outperform expectations with individual well production remaining flat at a restricted rate of five mmcf per day for longer than expected.  ARC currently has 18 completed horizontal wells that are not on production as all facilities are operating at capacity. ARC will utilize this well inventory to maintain production at 165 mmcf per day in 2012, without additional horizontal drilling. ARC will drill one vertical gas well at Dawson in 2012 to hold acreage that would otherwise expire.

Redwater

At Redwater, in central Alberta, ARC plans to spend $14 million to drill 10 horizontal Leduc wells.  ARC expects to be able to keep production flat on this low decline property in 2012.

ARC completed the injection of purchased CO2 at its Redwater CO2 enhanced oil recovery pilot program during the fourth quarter of 2010, and following that conducted extensive technical analysis during 2011 to assess the extent to which the pilot was successful in mobilizing incremental volumes of oil.  ARC was pleased with the results of the CO2 pilot program and has concluded that while the injection of CO2 does provide increased oil recoveries, the economic viability of the project is dependent upon the availability of a sufficient supply of CO2 at the appropriate input cost. ARC will continue to operate the CO2 enhanced oil pilot in the recycle CO2 injection phase and actively monitor the political and economic environment including the availability of economic sources of CO2.

Exploration

Approximately seven per cent of ARC's 2012 capital budget will be directed towards exploration opportunities to identify new projects for future development.  ARC does not budget for land purchases or acquisitions but will evaluate opportunities as they arise.

Non-Operated Capital

In addition to the operated activities, the non-operated budgeted capital for 2012 is estimated to be $51 million and includes drilling 44 gross (six net) wells, dominated by oil drilling activity in the Swan Hills area of Alberta, Weyburn and Star Valley in Saskatchewan and gas drilling activity in the Montney area of northeast British Columbia.

Capital by Type
($ millions)	2010 (Actual)	2011 (Estimate)	2012 (Budget)
Development	352	395	524
Development - Facilities	72	100	86
Maintenance	15	20	31
Optimization	11	15	16
Exploration & Seismic	24	93	56
Enhanced Oil Recovery	17	19	28
Land	61	71	0
Other	39	17	19
Total Capital	$591	$730	$760

(1)
Other capital of $19 million comprises capitalized General and Administrative Expenses ("G&A") including a portion of Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology and corporate office capital.

Capital by Core Area
($ millions)	2010 (Actual)(1)	2011 (Estimate)(2)	2012 (Budget)(3)
Capital by Area:
Northeast British Columbia & Northwest Alberta	294	247	186
Northern Alberta	84	185	265
Pembina	57	97	100
Southern Alberta & Southwest Saskatchewan	34	56	18
Southeast Saskatchewan & Manitoba	66	97	143
Redwater	18	35	25
Corporate	37	13	23
Total Capital	$591	$730	$760
Capital by Province:
Alberta	233	340	423
Saskatchewan and Manitoba	68	149	158
British Columbia	290	241	179

(1)
Corporate capital of $23 million in 2012 comprises capitalized General and Administrative Expenses ("G&A") including a portion of  Long-Term Incentive Plan ("LTIP" or the "Whole Unit Plan") expense, information technology, corporate office capital and certain seismic expenditures.

(2)	Includes land.
(3)	Excludes land.

Operated Wells Drilled (gross)	2010 (Actual)	2011 (Estimate)	2012 (Budget)
Natural gas wells	33	17	3
Oil wells	86	130	179
Liquid rich natural gas wells	58	19	13
Total operated wells drilled (gross)	177	166	195

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year.  In addition, the Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions and may modify the 2012 Budget during the year.

Production Volumes

Targeted annual production volumes for 2012 are expected to be approximately 90,000 to 95,000 boe per day, including estimated downtime for unplanned outages. This is a 12 per cent increase over anticipated 2012 volumes of between 82,000 and 83,000 boe per day.

On a regular basis, ARC evaluates its asset portfolio with a view to selling assets that do not meet our retention guidelines.  Through the normal course of business, minor acquisitions and dispositions could occur that would impact the forecasted volumes.

Royalties and Operating Costs

Through the first nine months of 2011, ARC's total corporate royalty rate was 14.7 per cent as compared to 16.5 per cent in 2010.  A higher proportion of natural gas production, low natural gas prices and changes to provincial royalty regimes all contributed to a lower corporate royalty rate in 2011 relative to 2010.

In 2012, ARC expects to capitalize on changes to the Alberta and British Columbia royalty regimes.  In B.C., new wells which meet certain drilling depth criteria are eligible for royalty credits.  In Alberta, production from new wells is eligible for a reduced royalty rate of five per cent, subject to certain production caps and time restrictions.  ARC expects that the 2012 total corporate royalty rate will be in the 13.5 to 16 per cent range depending upon commodity prices and the production profile of eligible wells, as illustrated in the following table.

	Corporate Royalty Rate - 2012 Estimated
WTI crude oil (US$/bbl) (1)	$70.00	$80.00	$90.00	$84.00(4)
AECO natural gas (Cdn$/GJ) (1)	$3.50	$4.00	$4.50	$3.50(4)
Corporate Royalty Rate (2)(3)	13.5%	15.2%	16.0%	15.0%(4)

(1)	Prices are before quality differentials.
(2)	Estimated corporate royalty rates based on guidelines that are subject to change.
(3)	Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all of ARC's operating jurisdictions and includes estimated royalty incentives.
(4)	Based on October forward prices of US$84.00 per barrel and Cdn$3.50 per GJ, for crude oil and natural gas, respectively, the corporate royalty rate will be approximately 15 per cent in 2012.

ARC expects operating costs to increase slightly on a per boe basis from 2011 estimated costs to approximately $9.55 to $9.95 per boe in 2012, based on full year 2012 production costs of approximately $330 million.  Higher 2012 total operating costs are due to increased production volumes relative to 2011.  Increased oil and liquids production in 2012, which carry a higher cost profile relative to natural gas production and higher average expected power costs relative to 2011 contributed to the slight increase in per boe operating costs in 2012.

General and Administrative ("G&A") Expense

ARC estimates total 2012 G&A expenses will be $80 million, unchanged from expected total G&A in 2011, as higher compensation expenditures are anticipated to be offset by increased operating recoveries in 2012.  On a per boe basis, 2012 G&A expenses are expected to decrease approximately eight per cent to $2.30 - $2.50 per boe compared to estimated costs of $2.50 - $2.70 per boe in 2011.  Higher expected production levels in 2012 are the primary reason for lower per boe G&A expenses.

ARC's 2012 budgeted G&A includes estimated cash payments of approximately $26 million under the Long-Term Incentive Plan compared to a cash payment of $20.3 million in 2011.  The estimated cash payments are dependent on ARC's share price and three year total return relative to its peers, and therefore are subject to a high degree of volatility.  If ARC is able to achieve top quartile total returns relative to its peers on grants vesting under the Long-Term Incentive Plan in 2012, the cash payments included in G&A expenses will increase to approximately $29 million.

Following is a breakdown of estimated 2012 G&A expenses:

G&A Expenses ($ millions, except per boe amounts)	2010 (Actual)	2011 (Estimate)	2012 (Budget)
G&A expense before Long-Term Incentive Plan	$59.1	$58.0	$60.0
Long-Term Incentive Plan expense	$32.5	$22.0	$20.0
Total G&A expense	$91.6	$80.0	$80.0
G&A expense before Long-Term Incentive Plan per boe	$2.19	$1.90 - $2.05	$1.75 - $1.85
Long-Term Incentive Plan expense per boe	$1.20	$0.60 - $0.65	$0.55 - $0.65
G&A expense per boe	$3.39	$2.50 - $2.70	$2.30 - $2.50

(1)
Long-Term Incentive Plan expense includes cash payments of $20.5 million ($0.76 per boe), $20.3 million ($0.67 per boe) and $26 million ($0.75 - $0.80 per boe), respectively, for payments under the Long-Term Incentive Plan in 2010, 2011 (Estimate) and 2012 (Budget); the remaining portion of Long-Term Incentive Plan expense is a non-cash "accrued" expense.

Risk Management

As part of its overall strategy to protect cash flow, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on both crude oil and natural gas volumes through the fourth quarter of 2011.  ARC has a strong hedging position in place for 2012 with approximately 30 per cent of expected 2012 production protected at prices that will support ARC's business plan.  Approximately 50 per cent of expected 2012 oil and liquids production is currently hedged at an average floor price of US$90.00 per barrel and approximately 20 per cent of expected 2012 natural gas production is currently hedged at an average floor price of Cdn$4.50 per mcf.  ARC will continue to watch for opportunities to protect the 2012 and 2013 cash flow and will take positions in natural gas and/or crude oil at levels that will provide significant certainty on rates of return. The following table summarizes ARC's positions as at October 31, 2011.

Hedge Positions Summary (1) As at October 31, 2011	November - December 2011		2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Bought Call	-	-	115.00	9,000	-	-
Sold Call	89.19	20,000	90.00	16,000	100.04	4,000
Bought Put	84.19	20,000	90.00	16,000	90.04	4,000
Sold Put	60.76	12,000	63.93	14,000	-	-
Natural Gas (3)	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day
Swap	5.76	137,955	4.50	76,680	-	-

(1)
The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.   Viewing the average price of a group of options is purely for indicative purposes.

(2)
For crude oil, all put positions settle against the monthly average WTI price, providing protection against monthly volatility.  Calls have been sold against either the monthly average or the annual average WTI price.  For annual sold calls, volumes are based on full year and ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.

(3)
The natural gas price shown translates all NYMEX positions to an AECO equivalent price based on offsetting basis positions and the period end exchange rate.  ARC currently has a NYMEX equivalent fixed price swap at $5.90 and $5.00 per mmbtu for 2011 and 2012, respectively.

Reclamation Activities

ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases.  During 2011, ARC estimates spending approximately $8 million on activities on 325 sites as we maintain our leadership position in environmental responsibility.  ARC expects reclamation spending to approximate $15 million in 2012.

Funding of the 2012 Capital Budget

The $760 million capital budget was determined after examining financial forecasts based on the expectation that oil prices could be in the range of US$70 to US$90 per barrel, natural gas could be in the range of Cdn$3.50 to Cdn$4.50 per GJ and assuming the continuation of the $0.10 monthly dividend throughout 2012.  ARC will pursue cost effective means of financing its 2012 capital program through a combination of funds from operations, DRIP proceeds, existing credit facilities and proceeds from potential property dispositions. The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions.  Management will review the 2012 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as necessary to the program, subject to review by the Board of Directors. The monthly $0.10 dividend is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

Corporate Taxation

On October 3, 2011 the finance minister tabled a notice of ways and means motion to implement tax measures outlined in the 2011 budget (Bill C-13), which included the proposal to eliminate the ability of a corporation to defer income as a result of timing differences in the year-end of the corporation and of any partnership of which it is a member.  Bill C-13 has been through the second reading and has now been referred to the standing committee on finance and is expected to be passed into law in the near future.  ARC's oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end.   ARC expects that it would be taxable in 2012 instead of 2013 as a result of the loss of the deferral on partnership income.

Cash taxes payable in 2012 will largely be based on 2011 taxable income as the partnership has a January 31 year-end.  ARC expects to pay cash income taxes of approximately $40 million in 2012.

Corporate Guidance

The corporate guidance for 2012 is based on commodity price expectations of US$70 to US$90 per barrel of crude oil and Cdn$3.50 to $4.50 per GJ of natural gas.  Certain guidance estimates may fluctuate with changes in commodity prices. The 2012 Guidance provides shareholders with information on Management's expectations for results of operations, excluding any acquisitions, for 2012.  Readers are cautioned that the 2012 Guidance may not be appropriate for other purposes.

Corporate Guidance	2010 (Actual)	2011 (Estimate)	2012 (Budget)
Production:
Oil (bbls/d)	27,341	27,500	31,000 - 32,000
Condensate (bbls/d)	1,617	1,700	1,700 - 2,100
Natural gas (mmcf/d)	254	305	330 - 350
Natural Gas Liquids (bbls/d)	2,628	2,500	2,500 - 3,000
Annual average production (boe/d)	73,954	82,000 - 83,000	90,000 - 95,000
Costs and Expenses ($/boe):
Operating	9.70	9.40 - 9.70	9.55 - 9.95
Transportation	1.10	1.10 - 1.20	1.00 - 1.10
G&A including Long-Term Incentive Plan (1)	3.39	2.50 - 2.70	2.30 - 2.50
Interest	1.57	1.25 - 1.40	1.10 - 1.20
Corporate taxes (3)	-	-	1.10 - 1.25
Capital expenditures ($ millions)	591	730	760
Weighted average and diluted shares (millions) (2)	264	286	293

(1)
The 2012 G&A expense before Long-Term Incentive Plan approximates $62 million ($1.90 - $1.75 per boe).  Long-Term Incentive Plan expense includes cash payments of $20.5 million ($0.76 per boe), $20.3 million ($0.67 per boe) and $26 million ($0.75 - $0.80 per boe), respectively, for payments under the Long-Term Incentive Plan in 2010, 2011 (Estimate) and 2012 (Budget). The remaining portion of Long-Term Incentive Plan expense is a non-cash "accrued" expense.

(2)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.
(3)	The 2012 Corporate tax estimate will vary depending on level of commodity prices.

Forward-looking Information and Statements

This news release is primarily comprised of forward-looking statements as to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's Corporate Guidance for 2012 and the amount and type of 2012 budgeted capital expenditures for the 2012 Capital Program, production volumes, royalties and operating costs, general and administrative expenses, risk management, reclamation activities, funding and taxation. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2012, the results of exploration and development activities during 2012, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2012 Capital Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 90,000 to 95,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

%CIK: 0001029509

For further information:
about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W., Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:03e 02-NOV-11